KY
3/13

08027998

...ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.
dba Vining Sparks

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold L. Gladney (901) 762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis	Tennessee	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James L. Vining, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

James L. Vining
President and Chief Executive Officer

Sherri L. Wakeley
Notary Public

MY COMMISSION EXPIRES:
February 23, 2010

SHERRI L. WAKELEY STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Changes in Partner's Capital
X	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3–3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
X	(l)	An Oath or Affirmation
X	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Table of Contents

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Partners
Vining-Sparks IBG, Limited Partnership:

We have audited the accompanying statement of financial condition of Vining-Sparks IBG, Limited Partnership (the Partnership) as of December 31, 2007, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2008

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2007

Assets		
Cash, including $2,862,229 segregated under federal regulations (note 2)	$	3,767,454
Securities purchased under agreements to resell		252,678,323
Customers receivables		6,414,084
Brokers and dealers receivables (note 3)		12,320,619
Securities owned, at fair value (notes 4, 5, and 6)		690,023,837
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $7,061,471		1,322,051
Accrued interest receivable on securities		7,401,674
Other receivables		2,976,839
Other assets		4,343,331
Total assets	$	981,248,212
Liabilities and Partners' Capital		
Liabilities:		
Payable to clearing agents and brokers and dealers (note 5)	$	439,681,258
Securities sold under agreements to repurchase (note 6)		302,693,400
Payable to customers		380,413
Securities sold, not yet purchased, at fair value (note 4)		161,249,387
Accrued interest payable on securities		2,074,708
Accounts payable and accrued expenses		13,273,295
Working capital line of credit (note 7)		10,000,000
Accrued distributions to partners (note 8)		1,803,301
Total liabilities		931,155,762
Partners' capital (notes 8 and 10):		
Vining-Sparks Securities, Inc.		655,921
Vining-Sparks Fund, L.P.		28,250,207
Vining-Sparks & Associates, L.P.		21,186,322
Total partners' capital		50,092,450
Commitments and contingencies (notes 11 and 12)		
Total liabilities and partners' capital	$	981,248,212

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Income

Year ended December 31, 2007

Revenues:		
Commissions and trading gains	$	83,682,897
Interest and dividends		41,519,520
Other		4,521,110
Total revenues		129,723,527
Expenses:		
Employee compensation and benefits		58,963,615
Communications		5,250,709
Occupancy and equipment rental (note 11)		3,471,156
Interest		38,457,021
Brokerage and clearance costs		2,235,000
Travel and entertainment		1,810,066
Other		3,841,949
Total expenses		114,029,516
Net income	$	15,694,011

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Changes in Partners' Capital

Year ended December 31, 2007

	Vining-Sparks Securities, Inc.	Vining-Sparks Fund, L.P.	Vining-Sparks & Associates, L.P.	PFIC Securities Inc. (note 8)	Total partners' capital
Balance at December 31, 2006	$ 636,780	27,431,685	20,634,388	—	48,702,853
Net income	206,530	8,832,009	5,955,472	700,000	15,694,011
Distributions	(187,389)	(8,013,487)	(5,403,538)	(700,000)	(14,304,414)
Balance at December 31, 2007	$ 655,921	28,250,207	21,186,322	—	50,092,450

See accompanying notes to financial statements.

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	15,694,011
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		650,998
Changes in assets and liabilities:		
Increase in securities owned, net		(167,232,355)
Increase in securities purchased under agreements to resell, net		(7,147,717)
Increase in receivable from customers, net		(357,139)
Increase in accrued interest receivable on securities		(1,828,703)
Increase in other receivables		(1,478,636)
Increase in other assets		(425,925)
Increase in payable to clearing agent and brokers and dealers, net		25,952,235
Increase in securities sold under agreements to repurchase, net		138,310,246
Decrease in accrued interest payable on securities		(409,131)
Increase in accounts payable and accrued expenses		1,845,869
Net cash provided by operating activities		3,573,753
Cash flows from investing activities:		
Purchase of furniture, fixtures, and equipment		(665,219)
Cash flows from financing activities:		
Distributions paid to partners		(13,853,589)
Borrowings on working capital line of credit		10,000,000
Net cash used in investing activities		(3,853,589)
Net decrease in cash		(945,055)
Cash at beginning of year		4,712,509
Cash at end of year	$	3,767,454
Supplemental disclosure:		
Interest paid	$	38,315,369

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), the National Futures Association (NFA), and the Commodities Futures Trading Commission (CFTC). The Partnership is also registered in Europe with the Financial Services Authority (FSA) of the United Kingdom, and with regulatory agencies in Canada.

At December 31, 2007, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 58.9036% limited partner, and Vining-Sparks & Associates, L.P., as a 39.7190% limited partner.

(b) Securities Transactions

Securities transactions in regular-way trades and related commission revenue and expenses are recorded on the trade date. Trading gains and losses arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis and are included in other receivables on the statement of financial condition.

(c) Securities

Securities owned by the Partnership are stated at fair value, and unrealized gains and losses are reflected in commissions and trading gains. Marketable securities owned and securities sold, not yet purchased, are generally valued at fair value using quoted market prices as determined through third-party pricing services. There were no securities which were not readily marketable at December 31, 2007.

(d) Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements, reverse repos, or resale agreements) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(e) Depreciation and Amortization

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets (three to five years) or the life of the lease, whichever is less.

(Continued)

(f) Income Taxes

No provision for federal income taxes has been made because the Partnership is required to allocate income and expenses to the partners for inclusion in their respective federal income tax returns. State income tax expense attributable to the Partnership's income and payable by the Partnership totaling approximately $1,042,000 is included in other expenses in the accompanying statement of income.

(g) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities and Exchange Commission (SEC), and Commodity Futures Trading Commission (CFTC) Regulation 1.16(c)(5), since no such liabilities existed at December 31, 2007 or at any time during the year then ended.

(h) Derivative Financial Instruments

The Partnership has entered into interest rate derivative (swaps and caps) agreements to assist customers in reducing exposure to market risks from changing interest rates. In order to mitigate the interest rate exposure associated with these agreements, the Partnership has also entered into interest rate derivative agreements with other counterparties, whose terms are identical to the customer interest rate swap agreements. These agreements are recorded in other assets and accounts payable and accrued expenses on the statement of financial condition.

(i) Fair Value of Financial Instruments

Substantially all of the Partnership's financial instruments are carried at fair value.

(j) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Cash and Securities Segregated under Federal Regulations

The Partnership maintains a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2007, restricted cash of $2,862,229 has been segregated into this account.

(Continued)

(3) Brokers and Dealers Receivables

The receivable from brokers and dealers is comprised of the following at December 31, 2007:

Securities failed to deliver	$	10,042,966
Other		2,277,653
	$	12,320,619

(4) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

		Owned	Sold, not yet purchased
U.S. government and agencies	$	223,490,555	161,249,387
Collateralized mortgage obligations		131,197,130	
Small Business Administration (SBA) securities		304,593,591	
United States Department of Agriculture (USDA) loans		129,929	
SBA interest-only strips		10,979,754	
State and municipal		17,020,231	
Corporates		2,193,750	
Stocks and warrants		418,897	
	$	690,023,837	161,249,387

(5) Payable to Clearing Agents and Brokers and Dealers

The payable to clearing agents and brokers and dealers is comprised of the following at December 31, 2007:

Securities failed to receive	$	16,977,587
Secured borrowings from clearing agents		422,535,012
Other		168,659
	$	439,681,258

The payable to clearing agents, for which the Partnership incurs interest, is collateralized by securities owned either by the Partnership or held for the account of customers and other brokers and dealers for which the Partnership has yet to be paid. The weighted average interest rate on these collateralized borrowings at December 31, 2007 is 4.97%.

(6) Securities Sold under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned by the Partnership with a fair value totaling $215,423,903 were sold under agreements to repurchase at prices totaling $211,235,608. In addition, the Partnership has accepted collateral from other parties with a fair value of $122,116,561 that the Partnership is permitted by contract to sell or repledge, and has sold or repledged $91,457,792 of that collateral at December 31, 2007.

(7) Working Capital Line of Credit

The Partnership has a $10,000,000 working capital line of credit to a bank, which bears interest at the prime rate minus one percent. The note is collateralized by the SBA interest-only strips owned by the Partnership. The balance outstanding under this line of credit as of December 31, 2007 was repaid in full subsequent to year end. The line of credit matures on January 29, 2008 but was extended subsequent to year end to June 1, 2009.

(8) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership. During 2007, the amount of distributions paid to the Partners was $13,853,588, which includes $1,352,476 in distributions accrued at December 31, 2006. On December 31, 2007, the Partnership declared additional distributions of $1,803,301 to be paid subsequent to year end. These amounts were paid on January 16, 2008.

In July 2004, PFIC Securities, Inc. (PFIC), a subsidiary of Union Planters Corporation, sold its $12,626,731 capital account, which represented a 27.4% limited partnership interest in Vining–Sparks IBG, L.P., to Vining-Sparks Fund, L.P. Also, the Partnership agreed to pay PFIC approximately $58,333 a month of the first profits of the Partnership for 5 years, beginning July 1, 2004.

On October 1, 2004, PFIC's former interest in the Partnership was sold by Vining-Sparks Fund, L.P. to the remaining partners, VSSI and Vining-Sparks & Associates, L.P., based on their ownership percentages of the Partnership.

(9) Agreements with Other Broker Dealers

The Partnership has an agreement with ICBA Securities Corporation wherein the Partnership agrees to act as clearing broker and manage the sales and back office functions for ICBA Securities Corporation. Under terms of the agreement, all expenses related to such activities, including management of the related accounts, are borne by the Partnership. During 2007, the Partnership paid such expenses and received commissions from business generated from this relationship.

(10) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At

(Continued)

December 31, 2007, the Partnership had net capital of $24,322,883, which was $24,072,883 in excess of required net capital.

(11) Commitments and Contingencies

Leases

At December 31, 2007, the Partnership was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31:	
2008	$ 1,795,362
2009	1,734,795
2010	1,305,270
2011	115,382
2012	62,733
	$ 5,013,542

Future rental commitments for leases have not been reduced by minimum noncancelable sublease rentals aggregating $343,908.

The Partnership incurred rent expense of approximately $2,196,000 for the year ended December 31, 2007.

Litigation

In the normal course of business, the Partnership is subject to claims and litigation. Management of the Partnership believes that such matters will not have a material adverse effect on the Partnership's results of operations, liquidity, or financial condition.

(12) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving derivatives and other instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA-guaranteed loans (when-issued securities) and interest rate swaps. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance sheet risk as of December 31, 2007 was a commitment to purchase of securities totaling $82,369,505 and a commitment to sell of $286,822,539.

Interest rate swaps, including interest rate caps, involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The Partnership enters into interest rate swap and cap arrangements for customers. The Partnership enters into interest rate swap and cap agreements, with other counterparties, whose terms are identical to the interest rate swap and cap agreements. At December 31, 2007, the gross contractual or notional amount of interest rate swaps and caps (with both the customer and counterparty) was $20,000,000 with a weighted average maturity of approximately 1.1 years.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(13) Employee Benefits

The Partnership has a 401k plan (the Plan) which covers substantially all employees. Employees are eligible to participate in the Plan after they have been employed by the Partnership for a minimum of six months. The Partnership's matching contribution is equal to 50% of certain employee contributions up to 6% of employee's base salary. Contributions to the Plan were approximately $107,125 during 2007.

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule 1

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Total partners' capital	$	50,092,450
Deductions:		
Total nonallowable assets		10,052,516
Aged fail-to-deliver		115,370
Other		107,336
		10,275,222
Net capital before haircuts on securities positions		39,817,228
Haircuts on securities positions:		
Trading and investment securities:		
U.S. government and agency obligations		13,560,264
State and municipal government obligations		1,397,821
Corporate obligations		466,716
Stocks and warrants		69,544
Other securities		—
		15,494,345
Net capital	$	24,322,883

Computation of Alternate Net Capital Requirement

Aggregate debit items pursuant to Rule 15c3-3	$	5,694,286
2% of combined aggregate debit items		113,886
Minimum dollar net capital requirement		250,000
Net capital requirement		250,000
Excess net capital		24,072,883
Percentage of net capital to aggregate debits		427%
Net capital in excess of 5% of aggregate debits items or $300,000	$	24,022,883

Statement Pursuant to Paragraph (d)(4) of Rule 17a5

There are no material differences between this computation and the corresponding computation prepared by Vining-Sparks IBG, Limited Partnership and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2007, as amended on February 27, 2008.

See accompanying independent auditors' report.

Schedule 2

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	277,704
Monies borrowed collateralized by securities carried for the accounts of customers		1,502,597
Customers' securities failed to receive		4,331,707
Other		487,599
Total credit items	$	6,599,607
Debit balances:		
Debit balances in customers' accounts excluding unsecured accounts	$	5,595,066
Failed to deliver of customers' securities not older than 30 calendar days		99,220
Aggregate debit items		5,694,286
Less 3% of aggregate debit items		(170,829)
Total debit items	$	5,523,457
Reserve computation:		
Excess of total credits over total debits	$	1,076,150
Amount held on deposit "for exclusive benefit of customers" at December 31, 2007		2,862,229

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of the reserve requirement and the corresponding computation prepared by Vining-Sparks IBG, Limited Partnership and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2007, as amended on February 27, 2008.

See accompanying independent auditors' report.

Schedule 3

VINING-SPARKS IBG, LIMITED PARTNERSHIP

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	—
A. Number of Items		None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	—
A. Number of Items		None
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes X	No ____

See accompanying independent auditors' report.

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

The Partners
Vining-Sparks IBG, Limited Partnership:

In planning and performing our audit of the financial statements of Vining-Sparks IBG, Limited Partnership (the Partnership), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

Since the Partnership does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Partnership in any of the following:

(1) Making the daily computation of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

(2) Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures as described in the second and third paragraphs of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2008

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